October 3, 2019

Yue Ming Wai Bonaventure
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

       Re: China Natural Resources, Inc.
           Registration Statement on Form F-3
           Filed September 19, 2019
           File No. 333-233852

Dear Mr. Bonaventure:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note that you are registering debt securities, and that you have indicated that a form of indenture will be filed with or furnished to the SEC at the time of any offering of debt securities. For the indenture to be qualified under the Trust Indenture Act of 1940, you must file the form of indenture pre-effectively. Please file a pre-effective amendment to the registration statement that includes the form of indenture as an exhibit. For guidance, refer to Item 601(b)(4) of Regulation S-K and Trust Indenture Act Compliance and
       Disclosure Interpretations 201.02 and 201.04.
 Yue Ming Wai Bonaventure
FirstName LastNameYue Ming Wai Bonaventure
China Natural Resources, Inc.
Comapany 2019
October 3, NameChina Natural Resources, Inc.
October 3, 2019 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Steven I. Weinberger